Exhibit 12

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Year Ended December 31, 2000	January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001	2002	2003	2004	Nine Months Ended September 30, 2005

Earnings
Pre-tax income	$16,842	$19,113	$3,677	$24,686	$22,690	$34,315	$36,764
Equity earnings	—	—	—	—	—	(396)	(791)
Distributed income of equity investee	—	—	—	—	—	957	2,337
Fixed charges	7,670	7,027	274	1,786	5,048	7,328	10,273

Total earnings	$24,512	$26,140	$3,951	$26,472	$27,738	$42,204	$48,583

Fixed charges
Interest expense	$—	$—	$269	$1,758	$4,986	$7,267	$10,132
Interest expense - affiliate	7,670	7,003	—	—	—	—	—
Rental interest factor	29	24	5	28	62	61	141

Total fixed charges	$7,699	$7,027	$274	$1,786	$5,048	$7,328	$10,273

Ratio of earnings to fixed charges	3.2 x	3.7 x	14.4 x	14.8 x	5.5 x	5.8 x	4.7 x